EXHIBIT 12.2

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES - DUKE ENERGY CAROLINAS
The ratio of earnings to fixed charges is calculated using the Securities and Exchange Commission guidelines.

	Years Ended December 31,
(in millions)	2015	2014	2013	2012	2011
Earnings as defined for fixed charges calculation
Add:
Pretax income from continuing operations	$1,709	$1,661	$1,571	$1,322	$1,306
Fixed charges	456	457	461	467	450
Deduct:
Interest capitalized	—	—	—	—	—
Total earnings	$2,165	$2,118	$2,032	$1,789	$1,756

Fixed charges:
Interest on debt, including capitalized portions	$453	$445	$452	$455	$437
Estimate of interest within rental expense	3	12	9	12	13
Total fixed charges	$456	$457	$461	$467	$450
Ratio of earnings to fixed charges	4.7	4.6	4.4	3.8	3.9